[redacted]

NO ACT

2-10-09

09004142

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 11, 2009

Vincent Pagano, Jr.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Re: PPL Corporation

Dear Mr. Pagano:

This is in regard to your letter dated February 10, 2009 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in PPL's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that PPL therefore withdraws its January 20, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Edward J. Durkin
Director of Corporate Affairs
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3125

E-MAIL ADDRESS
vpagano@stblaw.com

February 10, 2009

Re: PPL Corporation
Rule 14a-8 of the Securities Exchange Act of 1934, as amended
Exclusion of Shareowner Proposal submitted by the United Brotherhood of Carpenters Pension Fund

VIA E-MAIL AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

This letter serves to inform you that, on behalf of our client, PPL Corporation, a Pennsylvania corporation (the "Company"), we hereby withdraw our letters dated January 20, 2009 and February 6, 2009 to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes a shareowner proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from its proxy materials for the Company's 2009 annual meeting of shareowners. The Proponent has indicated to the Company that it is withdrawing the Proposal. Attached hereto as Exhibit A is a copy of the Proponent's signed letter to the Company withdrawing the Proposal.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-3125 or Elizabeth Stevens Duane, Senior Counsel and Assistant Secretary of the Company, at (610) 774-4107.

Sincerely,

Vincent Pagano, Jr.

cc: Ed Durkin, United Brotherhood of Carpenters Pension Fund
Elizabeth Stevens Duane, PPL Corporation

EXHIBIT A – WITHDRAWAL LETTER

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 610-774-4177]

February 6, 2009

Elizabeth Stevens Duane
Senior Counsel and Assistant Secretary
PPL
Two North Ninth Street
Allentown, PA 18101-1179

Dear Ms. Duane:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the majority vote shareholder proposal ("Proposal") submitted by the Fund on December 5, 2008 to PPL. The Fund's withdrawal will moot the question of whether the Proposal was received in a timely manner under Rule 14a-8. I would like to note that prior to sending the Proposal on December 5, 2008, my assistant contacted the corporate secretary's office at PPL to get a fax number for the conveyance letter and Proposal. When given a fax number (484-634-3484) with a different area code than the corporate head office telephone number, she asked for confirmation of the number. She was assured that the 484-634-3484 number was the correct number for communication with the corporate secretary. The Proposal was sent to the fax number received, but because the Fund did not also send a copy of the Proposal by mail to PPL, the misdirection of the fax copy put the issue of the timely receipt of the Proposal in question. Sorry for any inconvenience associated with dealing with this matter.

Sincerely,

Edward J. Durkin
Director of Corporate Affairs
United Brotherhood of Carpenters

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3125

E-MAIL ADDRESS
vpagano@stblaw.com

VIA E-MAIL AND FEDERAL EXPRESS

February 6, 2009

Re: PPL Corporation
Rule 14a-8 of the Securities Exchange Act of 1934, as amended
Exclusion of Shareowner Proposal submitted by the United Brotherhood of Carpenters Pension Fund

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On January 20, 2009, we filed a letter (the "Initial Letter") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of our client, PPL Corporation, a Pennsylvania corporation (the "Company"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from its proxy materials for its 2009 annual meeting of shareowners (the "Annual Meeting").

As discussed in the Initial Letter, the Company believes that the Proposal is excludable from the Company's 2009 proxy materials, because the Proponent failed (1) to submit the Proposal to the Company's principal executive offices in a timely fashion pursuant to Rule 14a-8(e) and (2) to submit evidence of ownership of the requisite amount of securities pursuant to Rule 14a-8(b). The Initial Letter, which included a copy of Rule 14a-8, stated that, by letter dated January 15, 2009, the Company requested that the Proponent provide (1) proof that the Company received a mailed copy of the shareowner proposal prior to the requisite deadline and (2) verification of the Fund's beneficial ownership of the Company's securities, pursuant to Rule 14a-8(b)(2). Attached to the Initial Letter, among other exhibits, was a copy of the Company's correspondence to the Proponent, along with facsimile and Federal Express confirmations of the Proponent's receipt of the correspondence.

To be timely under Rule 14a-8(f), the Proponent's verification of ownership was required to be postmarked no later than January 29, 2009, i.e., 14 days following the Proponent's receipt of the Company's letter. This letter is to inform you that, as of the date hereof, the Company has received no response of any kind from the Proponent.

Accordingly, the Company respectfully reiterates its request that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-3125 or Elizabeth Stevens Duane, Senior Counsel and Assistant Secretary of the Company, at (610) 774-4107.

Sincerely,

Vincent Pagano, Jr.

cc: Ed Durkin
United Brotherhood of Carpenters Pension Fund

Elizabeth Stevens Duane
Senior Counsel and Assistant Secretary,
PPL Corporation

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3125

E-MAIL ADDRESS
vpagano@stblaw.com

VIA E-MAIL AND FEDERAL EXPRESS

January 20, 2009

Re: PPL Corporation
Rule 14a-8 of the Securities Exchange Act of 1934, as amended
Exclusion of Shareowner Proposal submitted by the United Brotherhood of Carpenters Pension Fund

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of our client, PPL Corporation, a Pennsylvania corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from its proxy materials for its 2009 annual meeting of shareowners (the "Annual Meeting").

Pursuant to Rule 14a-8(j), we have:

- enclosed six (6) copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

The Company respectfully requests that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting. As more fully set forth below, the Company believes that the Proposal is excludable from the Company's 2009 proxy materials, because the Proponent failed (1) to submit the Proposal to the Company's principal executive offices in a timely fashion pursuant to Rule 14a-8(e) and (2) to submit evidence of ownership of the requisite amount of securities pursuant to Rule 14a-8(b).

BACKGROUND

A copy of the Proponent's initial submission is attached as Exhibit A. The Proposal, which relates to majority voting with respect to director elections, stated that it was sent "via mail and facsimile" on December 5, 2008. Upon further investigation, however, the Company determined that it never received a mailed version of the Proposal. Moreover, the transmission information recorded on the facsimile pages that accompanied the Proposal indicates that the Proposal was sent to facsimile number (484) 634-3484. This facsimile number is associated with the customer service center of PPL Electric Utilities Corporation, a subsidiary of the Company, which is in a separate location in another zip code more than five miles away from the Company's principal executive offices located at Two North Ninth Street, Allentown, Pennsylvania 18101. Consequently, the Company's Office of the Corporate Secretary first became aware of the facsimile copy of the Proposal through interoffice mail on January 2, 2009. Attached as Exhibit B is an internal e-mail from Pamela M. Domrzalski, assistant to Robert J. Grey, Senior Vice President, General Counsel and Secretary of the Company, addressed to Elizabeth Duane, Corporate Counsel and Assistant Secretary, evidencing the Company's initial receipt of the Proposal.

In addition, in the Proponent's letter accompanying the Proposal, the Proponent stated that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company's records do not list the Proponent as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b), and the Company has yet to receive any other evidence of the Proponent's ownership of the requisite amount of the shares of the Company's common stock.

Accordingly, by letter dated January 15, 2009, the Company requested that the Proponent provide (1) proof that the Company received a mailed copy of the shareowner proposal prior to the December 11, 2008 deadline and (2) verification of the Fund's beneficial ownership of the Company's securities, pursuant to Rule 14a-8(b)(2). Moreover, the Company included, with its letter, a copy of Rule 14a-8. A copy of the Company's January 15, 2009 correspondence to the Proponent is attached hereto as Exhibit C. The Company's letter was received by the Proponent by facsimile transmission on January 15, 2009 and by Federal Express on January 16, 2009, as evidenced by the facsimile confirmation and Federal Express shipping confirmation attached hereto as Exhibit D.

To date, the Company has received no response from the Proponent to its January 15, 2009 letter.

DISCUSSION

I. The Proposal May Be Excluded under Rule 14a-8(e)(2), because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy statement relating to its 2008 annual meeting (the "2008 Proxy Statement") was released to shareowners on April 10, 2008, as disclosed in the 2008 Proxy Statement. In accordance with Rule 14a-5(e), the Company disclosed in the 2008 Proxy Statement the deadline for receipt of shareowner proposals for its 2009 annual meeting, as well as the address for submitting such proposals. Specifically, page 67 of the Company's 2008 Proxy Statement, a copy of which is attached hereto as Exhibit E, states the following under the heading "Shareowner Proposals for the Company's 2009 Annual Meeting":

> "To be included in the proxy material for the 2009 Annual Meeting, any proposal intended to be presented at that Annual Meeting by a shareowner must be received by the Secretary of the company no later than December 11, 2008.".

Moreover, page 13 of the Company's 2008 Proxy Statement clearly provides that the Secretary of the Company can be reached at the following address:

> "Secretary
> PPL Corporation
> Two North Ninth Street
> Allentown, Pennsylvania 18101"

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2008 annual meeting of shareowners was held on May 21, 2008. The Company's 2009 annual meeting is scheduled to be held on May 20, 2009. Accordingly, the date of the 2009 annual meeting has not been moved by more than 30 days from the date of the 2008 annual meeting, and thus the proper deadline for shareowner proposals was December 11, 2008, as disclosed in the Company's 2008 proxy statement.

We request that the Staff concur in our view that the Company may properly exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(e)(2), because the Proposal was not submitted in a manner that resulted in the Proposal being received at the Company's principal executive offices before the Company's deadline for proposals. As discussed in Question C.3.c. in Staff Legal Bulletin No. 14, "[t]he proposal must be received at the company's principal executive offices. Shareowners can find this address in the company's proxy statement. If a shareowner sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

The Company explicitly and clearly describes in the 2008 Proxy Materials how to submit shareowner proposals to the Company. In particular, the 2008 Proxy Materials directed shareowners to mail proposals to the Secretary at the Company's principal executive offices. Thus, the Proponent's failure to submit the Proposal to the Company's principal executive offices in a timely fashion renders the Proposal excludable under Rule 14a-8(e)(2). See *DTE Energy Co.* (available Mar. 24, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a shareowner proposal transmitted to a facsimile number not located at DTE's principal executive offices) and *Alcoa Inc.* (available Feb. 25, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a shareowner proposal transmitted to a facsimile number not located at Alcoa's principal executive offices). See also *Verizon Communications, Inc.* (available Jan. 29, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a shareowner proposal transmitted to a prior company address) and *Nabors Industries Ltd.* (available Mar. 20, 2006) (concurring with the exclusion under Rule 14a-8(e)(2) of a shareowner proposal transmitted to a company subsidiary located in a different city from the principal executive offices).

II. The Proposal May Be Excluded under Rule 14a-8(b)(2), because the Proponent Failed to Provide Documentary Support Evidencing that the Proponent Has Satisfied the Minimum Ownership Requirement for One-Year Period.

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareowners that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals.

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareowner proposal, a shareowner must be the record or beneficial owner of at least $2,000 in market value, or 1%, of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal and must continue to hold these shares through the date of the shareowner meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareowner meeting.

The Staff has on numerous occasions permitted the omission of a shareowner proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b). See e.g., *KeyCorp.* (available Jan. 9, 2009) (concurring with the exclusion under Rule 14a-8(b) where proponent failed to respond to request for additional evidence) and *Eli Lilly and Co.* (available Dec. 31, 2008) (same).

In accordance with Rule 14a-8(f), on January 15, 2009, the Company informed the Proponent that it was not a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to the Proponent a copy of, and directed it to, Rule 14a-8(b), which provides guidance on means to provide evidence of the requisite stock ownership. To date, the Proponent has not provided any evidence of its ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1), because the Proponent failed to submit written evidence of its ownership of the requisite amount of the Company's common stock even after it was specifically informed of its obligation to do so by the Company as required by Rule 14a-8(f).

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-3125 or Elizabeth Stevens Duane, Senior Counsel and Assistant Secretary of the Company, at (610) 774-4107.

Sincerely,

Vincent Pagano, Jr.

cc: Ed Durkin
United Brotherhood of Carpenters Pension Fund

Elizabeth Stevens Duane
Senior Counsel and Assistant Secretary,
PPL Corporation

EXHIBIT A – SHAREOWNER PROPOSAL

Received: DEC 05 2008 15:18 FR
Dec 5 2008 03:14pm 202 543 4871 TO 14846343484 P.01/03

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Friday, December 05, 2008

TO
Robert J. Grey
Senior Vice President, General Counsel and Secretary
PPL Corporation

SUBJECT
Carpenter's Shareholder Proposal

FAX NUMBER
484-634-3484

FROM
Ed Durkin

NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
3

FAX TRANSMISSION

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 484-634-3484]

December 5, 2008

Robert J. Grey
Senior Vice President,
General Counsel and Secretary
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101

Dear Mr. Grey:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PPL Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 6,078 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of PPL Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (articles of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

Exhibit B – Internal E-mail Related to Initial Receipt of Shareowner Proposal

Duane, Elizabeth Stevens

From:	Domrzalski, Pamela M
Sent:	Friday, January 02, 2009 12:34 PM
To:	Duane, Elizabeth Stevens
Cc:	Koch, Diane M; Marsh, Janis A
Subject:	Shareowner Proposal
Attachments:	shareowner proposal - carpenters.pdf

Elizabeth...I don't know if you have a copy of this already (it's the first I've seen it). I received it today (1/2) in Bob's mail. From the fax cover page, it looks as if it was faxed on December 5 to a number at the Lehigh Service Center.

shareowner
ɔposal - carpente

EXHIBIT C – COMPANY CORRESPONDENCE TO THE PROPONENT, DATED JANUARY 15, 2009

Elizabeth Stevens Duane
Senior Counsel
and Assistant Secretary

PPL
Two North Ninth Street
Allentown, PA 18101-1179
Tel. 610.774.4107 Fax 610.774.4177
esduane@pplweb.com

January 15, 2009

VIA FACSIMILE AND FEDERAL EXPRESS

Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Dear Mr. Durkin:

This letter is in response to a shareowner proposal submitted by the United Brotherhood of Carpenters Pension Fund (the "Fund") to be included in the 2009 proxy statement for PPL Corporation (the "Company"). The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiencies in your proposal.

First, although the shareowner proposal was dated as of December 5, 2008 and stated that it was submitted via mail and facsimile, our office never received a mailed copy of the shareowner proposal. Furthermore, because the shareowner proposal was faxed to the customer contact center of one of our subsidiaries, and not sent to the Company's principal executive offices as specified in our proxy statement, our office did not receive the shareowner proposal until January 2, 2009, after the December 11, 2008 deadline disclosed in the Company's 2008 proxy statement.

Pursuant to Staff Legal Bulletin No. 14 issued by the Division of Corporate Finance of the Securities and Exchange Commission (the "SEC") with respect to shareowner proposals submitted under Rule 14a-8 of the Exchange Act, a shareowner's proposal "must be received at the company's principal executive offices." According to the bulletin, if a shareowner sends to a proposal to any other location, "even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

Second, in its submission, the Fund did not include any information to prove that the Fund has continuously held, for at least one year prior to the date the

Fund submitted its proposal, shares of the Company's common stock having at least $2,000 in market value or 1% of the Company's common stock, as required by Rule 14a-8(b) under the Exchange Act. Our records do not list the Fund as a registered holder of shares of the Company's common stock. Since the Fund is not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2), a copy of which is attached, discusses how the Fund can prove its eligibility to submit a proposal (for example, if the Fund's shares are held indirectly through a broker or bank). Specifically, Rule 14a-8(b)(2) provides that you can submit proof through: (1) a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time the Fund submitted its proposal, the Fund had continuously held the required amount of the Company's common stock for at least one year or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

Consequently, unless the Fund is able to provide, within 14 calendar days from the date that this notice is received, (1) proof that the Company received a mailed copy of the shareowner proposal prior to the December 11, 2008 deadline and (2) verification of the Fund's beneficial ownership of the Company's securities, the Company intends to submit a no-action request to the SEC to exclude the shareowner proposal from its proxy materials. Because we currently expect to file our 2009 proxy statement on April 10, this means that we will have to send our request to the SEC no later than next Tuesday, January 20.

For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to my attention at the following fax number: 610-774-4177 or by e-mail to *esduane@pplweb.com.* To reply by mail, please reply to my attention at PPL Corporation, Two North Ninth Street, Allentown, Pennsylvania 18101. Otherwise, please contact me at 610-774-4107 should you have any questions. Thank you for your interest in the Company.

Sincerely yours,

Elizabeth Stevens Duane

Enclosure

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

---

*Effective January 1, 2008, Rule 14a-7 was amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

Effective January 10, 2008, Rule 14a-8 was amended by revising paragraph (i)(8) to permit the *exclusion of certain* shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

*(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in

*Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

---

*Effective January 10, 2008, paragraph (i)(8) of Rule 14a-8 was amended to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains *materially false or misleading statements* that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

EXHIBIT D – CONFIRMATION OF PROPONENT RECEIPT OF COMPANY CORRESPONDENCE

P. 01

TRANSACTION REPORT

JAN-15-2009 THU 04:03 PM

DATE	START	RECEIVER	TX TIME(L)	PAGES	TYPE	NOTE	M#	DP
JAN-15	04:01 PM	812025434871	2' 32" (1)	9	SEND	OK	092	

TOTAL : 2M 32S PAGES: 9

IF YOU HAVE ANY PROBLEMS RECEIVING THIS MESSAGE PLEASE CALL ELIZABETH DUANE AT 610-774-4107

ppl™

PPL Services Corporation

Two North Ninth Street • Allentown, PA 18101-1179

Office of General Counsel
FAX No. 610-774-4177 [Secure]

FROM: Elizabeth Stevens Duane DATE: January 15, 2009

PLEASE DELIVER IMMEDIATELY TO:

NAME: Edward J. Durkin PHONE NO.: 202-546-6206 x221

COMPANY: United Brotherhood of Carpenters Pension Fund. FAX NO.: 202-543-4871

CASE/MATTER NO.: ______

EXHIBIT E – EXCERPT FROM COMPANY'S 2008 PROXY STATEMENT

rendered for the audit of our company's annual financial statements and for fees billed for other services rendered.

	2007	2006
	(In thousands)	
Audit fees[(a)]	$5,835	$5,501
Audit-related fees[(b)]	660	173
Tax fees[(c)]	—	—
All other fees[(d)]	50	24

(a) Includes estimated fees for audit of annual financial statements and review of financial statements included in our company's Quarterly Reports on Form 10-Q and services in connection with statutory and regulatory filings or engagements including comfort letters and consents for financings and filings made with the SEC. Also includes approximately $1.8 million in 2007 and $1.8 million in 2006 of fees for audits relating to internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, in 2006, fees of $119,000 were paid to PricewaterhouseCoopers LLP ("PwC") for completion of the 2005 financial audit, the last year for which they served as independent auditor.

(b) Fees for review of internal controls, performance of specific agreed-upon procedures and services provided in connection with various business and financing transactions.

(c) The independent auditor does not provide tax consulting and advisory services to the company or any of its affiliates.

(d) Fees relating to access to accounting research tools licensed by E&Y and PwC. Also includes fees relating to training on financial accounting and reporting topics.

Approval of Fees. The Audit Committee has procedures for pre-approving audit and non-audit services to be provided by the independent auditor. These procedures are designed to ensure the continued independence of the independent auditor. More specifically, the use of our company's independent auditor to perform either audit or non-audit services is prohibited unless specifically approved in advance by the Audit Committee. As a result of this approval process, the Audit Committee has established specific categories of services and authorization levels. All services outside of the specified categories and all amounts exceeding the authorization levels are reviewed by the Chair of the Audit Committee, who serves as the Committee designee to review and approve audit and non-audit related services during the year. A listing of the approved audit and non-audit services is reviewed with the full Audit Committee no later than its next meeting.

The Audit Committee approved 100% of the 2007 and 2006 audit and non-audit related fees.

* * * * * *

Representatives of E&Y are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Board of Directors has determined that it would be desirable to request an expression of opinion from the shareowners on the appointment of E&Y. If the shareowners do not ratify the selection of E&Y, the selection of the independent auditor will be reconsidered by the Audit Committee.

The Board of Directors
recommends that shareowners vote FOR Proposal 3

OTHER MATTERS

Shareowner Proposals for the Company's 2009 Annual Meeting. To be included in the proxy material for the 2009 Annual Meeting, any proposal intended to be presented at that Annual Meeting by a shareowner must be received by the Secretary of the company no later than December 11, 2008. To be properly brought before the Annual Meeting, any proposal must be received not later than 75 days in advance of the date of the 2009 Annual Meeting.

END